Exhibit 99.1

Concord Medical Reports Second Quarter 2014 Financial Results

—Reiterates FY14 Financial Forecast—

BEIJING, August 13, 2014 /PRNewswire/ — Concord Medical Services Holdings Limited (“Concord Medical” or the “Company”) (NYSE: CCM), a leading hospital management company and operator of the largest network of radiotherapy and diagnostic imaging centers in China, today announced its unaudited consolidated financial results for the second quarter ended June 30, 2014[1].

Second Quarter 2014 Highlights

•	Total net revenue, which consists of net revenues generated from the network business and hospital business, was RMB285.3 million ($46.0 million) in the second quarter of 2014, a 12.3% increase from RMB254.0 million in the second quarter of 2013.

•	Gross profit in the second quarter of 2014 was RMB110.1 million ($17.7 million), a 4.7% increase from RMB105.2 million in the second quarter of 2013.

•	Net income attributable to ordinary shareholders in the second quarter of 2014 was RMB35.0 million ($5.6 million), a 20.4% increase from RMB29.1 million in the second quarter of 2013.

•	Basic and diluted earnings per American Depositary Share (“ADS”)[2] in the second quarter of 2014 were RMB0.78 ($0.13) and RMB0.78 ($0.13), respectively, compared with RMB0.65 in the second quarter of 2013.

•	Adjusted EBITDA[3] (non-GAAP) in the second quarter of 2014 was RMB122.1 million ($19.7 million), a 17.1% increase from RMB104.3 million in the second quarter of 2013.

Dr. Jianyu Yang, Chairman and Chief Executive Officer of Concord Medical, stated, “We are very pleased with the strong financial and operating performance of the Company in the second quarter as we continue to make progress on our plan to become a more diversified hospital management operator. Our top and bottom line increased by 12.3% and 20.4%, respectively over the previous year period. This strong performance was driven by improving patient mix at our radiotherapy and diagnostic centers and increasing patient visits at our Chang’an Hospital, as well as ongoing cost controls across our operations.”

“Since the start of the year, we have concentrated on a growth strategy to build Concord Medical into a nationwide hospital management company with a strong focus on cancer treatment, diagnosis and prevention. During the second quarter, we have engaged world-class architecture firms for the design of our Shanghai and Guangzhou hospitals. The design and pre-construction work of these two hospitals are currently underway. We have also finalized the site selection to open our first free-standing radiotherapy center, which is an exciting new development to our network expansion plans.”

“Given the solid operational and financial performance in the first half of the year, we reiterate our full year guidance forecast. We are also pleased to reward shareholders with the announcement of our second dividend payment this year.”

Second Quarter 2014 Results by Segment

Network business

The Company added two radiotherapy centers in the second quarter of 2014, bringing the total number of centers in operation to 141 in 56 cities around China as of June 30, 2014. The Company entered into agreements to establish two additional centers at the end of the second quarter.

Net revenues from the network business were RMB160.8 million ($25.9 million) for the second quarter of 2014, representing an increase of 10.4% from RMB145.6 million for the second quarter of 2013, primarily due to the increased contribution from PET-CT and Cyber Knife centers.

Gross profit margin of the network business was 57.2% for the second quarter of 2014, as compared with 59.7% for the second quarter of 2013. The lower gross profit margin was primarily due to increased depreciation expenses associated with the Company’s new centers.

Capital expenditure of the network business was RMB2.5 million ($0.4 million) for the second quarter of 2014, compared with RMB24.5 million in the second quarter of 2013.

Selling expenses in the network business were RMB20.6 million ($3.3 million) for the second quarter of 2014, representing a decrease of 19.5% from the second quarter of 2013. The decrease was primarily due to lower selling expenses incurred by the Company’s telemedicine and web business during the quarter.

General and administrative expenses in the network business were RMB20.9 million ($3.4 million), compared with RMB24.3 million for the second quarter of 2013. The decrease was primarily due to lower travel, rental and other expenses.

Accounts receivable from the network business was RMB281.9 million ($45.4 million) as of June 30, 2014, compared to RMB270.4 million as of March 31, 2014. The average period of sales outstanding for accounts receivable, or Days Sales Outstanding (DSO), was 156 days for the second quarter of 2014, compared to 171 days for the first quarter of 2014.

As of June 30, 2014, the Company, not including Chang’an Hospital, had bank credit lines of RMB2,985.5 million ($481.3 million), of which RMB1,000.4 million ($161.3 million) were utilized, inclusive of the IFC loan.

During the second quarter of 2014, the Company handled 8,220 patient treatment cases, flat over the same period last year. The Company handled 86,318 patient diagnostic cases in the network, representing a 1.6% increase from the second quarter of 2013.

Hospital business

Net revenues from the hospital business were RMB124.5 million ($20.1 million) for the second quarter of 2014, an increase of 14.8% from the second quarter of 2013. Net revenues from the hospital business for the second quarter of 2014 were comprised of:

•	outpatient revenues of RMB30.3 million ($4.9 million), representing 24.3% of the net revenues from the hospital business;

•	inpatient revenues of RMB38.7 million ($6.2 million), representing 31.1% of the net revenues from the hospital business; and

•	medicine revenues of RMB55.5 million ($8.9 million), representing 44.6% of the net revenues from the hospital business.

Cost of service for the hospital business for the second quarter of 2014 was RMB106.5 million ($17.2 million), of which the medicine cost was RMB46.5 million ($7.5 million) and the medical service cost was RMB60.0 million ($9.7 million).

Gross profit margin of the hospital business was 14.5% for the second quarter of 2014, as compared with 16.9% from the second quarter of 2013. Higher compensation costs to the medical team were the main reason for the decrease in gross profit margin.

Capital expenditure of the hospital business was RMB11.1 million ($1.8 million) for the second quarter of 2014, compared with RMB13.3 million for the second quarter of 2013.

General and administrative expenses in the hospital business were RMB4.0 million ($0.6 million) for the second quarter of 2014, compared with RMB6.2 million for the second quarter of 2013.

As of June 30, 2014, Chang’an Hospital had accounts receivable of RMB43.9 million ($7.1 million), compared to RMB41.7 million as of March 31, 2014. The number of day sales outstanding was 31 days, compared to 34 days for the first quarter of 2014. The accounts receivable balance was mainly related to medical revenues covered by various government-sponsored insurance programs. Chang’an Hospital settles the balance with the local social insurance bureau on a periodic basis.

Chang’an Hospital received 169,208 outpatients and 8,452 inpatients for the second quarter of 2014. The average bed utilization for the quarter was 81.9%. The average number of days of hospital stay was 9.5 days per patient for the quarter. Chang’an Hospital operated 1,015 beds as of June 30, 2014.

Chang’an Hospital is a leading private-owned for-profit general hospital, located in Xi’an, Shaanxi Province. Established in 2002, Chang’an Hospital had 57 departments with over 1,482 medical and non-medical staff as of June 30, 2014.

Recent Developments

On June 25, 2014, the Board of Directors appointed Mr. Yaw Kong Yap as the chief financial officer, effective from July 1, 2014. Mr. Yap was formerly a Senior Vice President for CCM. Mr. Adam Jigang Sun, the Company’s former chief financial officer was appointed as chief investment officer, effective from July 1, 2014. In addition to leading the review and approval of Concord’s external investment projects, Mr. Sun is now also responsible for the Investor Relations of the Company.

On July 28, 2014, the Board of Directors declared a special cash dividend of US$0.30 per ordinary share (or US$0.90 per American Depositary Share (“ADS”)). The dividend is payable on or about September 30, 2014, to shareholders of record at the close of business on August 8, 2014.

2014 Outlook

For the 2014 fiscal year, the Company expects earnings in the range of $0.45 to $0.50 per ADS, or $20.3 million to $22.5 million in Net Income Attributable to Ordinary Shareholders. The Company forecasts construction will start on one specialty cancer hospital during 2014.

These estimates are based on current market and operating conditions, are subject to change, and may be impacted positively or negatively by factors outside the Company’s control, including but not limited to macroeconomic events in the markets in which the Company operates. See “Safe Harbor Statement” below for additional information regarding forward-looking statements.

[1]	This announcement contains translations of certain RMB amounts into U.S. dollars at specified rates solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars are made at a rate of RMB6.2036 to US$1.00, the effective noon buying rate as of June 30, 2014 in the City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York.
[2]	Each ADS represents three ordinary shares of the Company.
[3]	Definition of adjusted EBITDA: Adjusted EBITDA is defined as net income plus interest, taxes, depreciation and amortization, share-based compensation expenses, changes in fair value of derivatives and other adjustments. Other adjustments include foreign exchange gain (loss), loss from disposal of property, plant and equipment and other income or expense.

Conference Call Information

Concord Medical’s management will hold an earnings conference call at 8:00 a.m. Eastern Daylight Time on August 14, 2014 (8:00 p.m. Beijing/Hong Kong time on August 14, 2014).

Dial-in details for the earnings conference call are as follows:

U.S. Toll Free:	1 866 519 4004
International:	65 67239381
U.K. Toll Free:	08082346646
Hong Kong Toll Free:	800-930-346
China Local:	400-620-8038 / 800-819-0121
Passcode:	CCM

A replay of the conference call may be accessed by phone at the following numbers for 7 days:

U.S. Toll Free:	1 855 452 5696
International:	6 12 8199 0299
Conference ID:	84718519

Additionally, a live and archived webcast of this conference call will be available at http://ir.concordmedical.com/.

About Concord Medical

Concord Medical Services Holdings Limited operates the largest network of radiotherapy and diagnostic imaging centers in China, measured by revenues and the number of centers in operation and is the parent of Chang’an Hospital. As of June 30, 2014, the Company operated a network of 141 centers with 81 hospital partners that spanned 56 cities and 25 provinces and administrative regions in China. Under long-term arrangements with top-tier hospitals in China, Concord Medical provides radiotherapy and diagnostic imaging equipment and manages the daily operations of these centers, which are located on the premises of its hospital partners. The Company also provides ongoing training to doctors and other medical professionals in its network of centers to ensure a high level of clinical care for patients. For more information, please see http://ir.concordmedical.com.

Safe Harbor Statement

This news release may contain “forward-looking” statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “anticipate,” “believe,” “estimate,” “expect,” “forecast,” “intend,” “may,” “plan,” “project,” “predict,” “should” and “will” and similar expressions. These forward looking statements are based upon management’s current views and expectations with respect to future events and are not a guarantee of future performance. Furthermore, these statements are by their nature, subject to a number of risks and uncertainties that could cause actual performance and results to differ materially from those discussed in the forward-looking statements as a result of a number of factors. Such factors include: the number of new radiotherapy and diagnostic imaging centers opened; the increase in the number of patients in existing centers; the establishment of specialty cancer hospitals; changes in the healthcare industry in China, including changes in the healthcare policies and regulations of the PRC government; technological or therapeutic changes affecting the field of cancer treatment and diagnostic imaging; and possible effects on consumers and hospitals, hospital construction, and suppliers, as a result of inflation and the Chinese government’s policies and actions to control inflation. Further information regarding these and other risks is included in the Company’s filings with the U.S. Securities and Exchange Commission, which are available at www.sec.gov. The Company does not assume any obligation to update any forward-looking statement, except as required by law.

About Non-GAAP Financial Measures

To supplement the consolidated financial statements presented in accordance with United States Generally Accepted Accounting Principles (“GAAP”), Concord Medical uses certain non-GAAP measures. The Company presents certain of its financial information that is adjusted from results based on GAAP to exclude the impact of share-based compensation expense and changes in fair value of derivatives. The Company believes excluding share-based compensation expense and changes in fair value of derivatives from its GAAP financial measures is useful for its management and investors to assess and analyze the Company’s core operating results, as such expense is not directly attributable to the underlying performance of the Company’s business operations and do not impact its current cash earnings. Concord Medical also believes these non-GAAP measures excluding share-based compensation expense and changes in fair value of derivatives are important in helping investors to understand the Company’s current financial performance and future prospects and to compare business trends among different reporting periods on a consistent basis. In addition, Concord Medical also presents the non-GAAP measure of Adjusted EBITDA, which is defined in this announcement as net income plus interest, taxes, depreciation and amortization, share-based compensation expenses, changes in fair value of derivatives and other adjustments. Other adjustments include foreign exchange gain (loss), loss from disposal of property, plant and equipment and other income or expense. Furthermore, Adjusted EBITDA eliminates the impact of items that the Company does not consider to be indicative of the performance of the network business and hospital business. The Company believes investors will similarly use Adjusted EBITDA as one of the key metrics to evaluate its financial performance and to compare its current operating results with corresponding historical periods and with other companies in the healthcare services industry. The presentation of these additional measures should not be considered a substitute for or superior to GAAP results or as being comparable to results reported or forecasted by other companies. The non-GAAP measures have been reconciled to GAAP measures in the attached financial information.

For more information, please contact:

Concord Medical Services

Mr. Adam J. Sun (Chinese and English)

+86 10 5957 5266

adam.sun@concordmedical.com

Mr. Ting Jia (Chinese and English)

+86 10 5903 6688 (ext. 809)

ting.jia@concordmedical.com

Ms. Fang Liu (Chinese and English)

+86 10 5903 6688 (ext. 639)

fang.liu@concordmedical.com

ICR Inc.

In China:

Ms. Rene Jiang

+86 10 6583-7521

rene.jiang@icrinc.com

In the United States:

Mr. William Zima

+1 203-682-8233

William.Zima@icrinc.com